SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877 , 22nd Floor
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No  ☒

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

    Attached is the English translation of the summary of the letter dated January 15, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated January 15, 2013, the Company reported that its Board of Directors, in accordance with the resolutions approved in the Shareholders’ Meeting of the Company held on October 31, 2012, has approved the offer to repurchase the total outstanding amount of its Convertible Notes Class I due in July 2014 (the “Notes”), which par value amounts to USD 31,746,502.
The repurchase offer will be made through a voluntary offer made to each holder of the Notes, who were totally identified by the Company, for a total amount of USD 35,371,999 or USD 1.11420145 per Note. The price will be adjusted to the effective date of payment and will be paid in a single installment in Argentine Pesos at the bid exchange rate quoted by Banco de la Nacion Argentina for the day before of the payment date.

    Since IRSA Inversiones y Representaciones Sociedad Anónima, our controlling shareholder owns 99.97% of the outstanding Notes, the Board of Directors has requested the Company´s Audit Committee and a third party Auditor to issue an opinion regarding the economic and financial rationale behind the offer. Both reports are available for the Company’s Shareholders in its registered office located at Moreno 877, 22nd Floor, City of Buenos Aires.

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets
January 15, 2013